UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities

Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d)

of the Securities Exchange Act of 1934

Commission File Number 000-32627

SOUTHEASTERN BANKING CORPORATION

(Exact name of registrant as specified in its charter)

P.O. Box 455, 1010 North Way

Darien, Georgia 31305

(912) 437-4141

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $1.25 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note:  Southeastern Banking Corporation (the “Registrant”) is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, to terminate the registration of its common stock, par value $1.25 per share (the “Common Stock”), and its duty to file reports with respect to the Common Stock.

Approximate number of holders of record as of the certification or notice date: 411

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 20, 2012	By:	/s/ Cornelius P. Holland, III
Cornelius P. Holland, III President and Chief Executive Officer